Filed by Tellabs, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Advanced Fibre Communications, Inc.
SEC File No.: 333-116794

Additional Information and Where to Find It

This communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc. Tellabs, Inc. has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (File No. 333-116794) which contains a Preliminary Joint Proxy Statement/Prospectus. Tellabs, Inc. and Advanced Fibre Communications, Inc. expect to mail a Definitive Joint Proxy Statement/Prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Tellabs Investor Relations, 1415 West Diehl Road, Naperville, IL 60563, 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations, 1465 North McDowell Blvd., Petaluma, CA, USA 94954, 707-792-3500.

Interest of Certain Persons in the Merger.

Tellabs, Inc. and Advanced Fibre Communications, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger. The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interests in the merger, some of which may differ from, or may be in addition to, those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally. Those interests will be described in greater detail in the Definitive Joint Proxy Statement/Prospectus with respect to the merger, which may include potential membership on the Tellabs, Inc. Board of Directors, option and stock holdings and indemnification. Information about the directors and executive officers of Tellabs, Inc. and their ownership of Tellabs, Inc. stock is set forth in the proxy statement for Tellabs, Inc.’s 2004 annual meeting of stockholders. Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of Advanced Fibre Communications, Inc. stock is set forth in the proxy statement for Advanced Fibre Communications, Inc.’s 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus.

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF TELLABS, INC. ON WEDNESDAY, JULY 21, 2004

FINAL TRANSCRIPT

Thomson StreetEvents

Conference Call Transcript

TLAB - Q2 2004 Tellabs Earnings Conference Call

Event Date/Time: Jul. 21. 2004 / 8:00AM ET
Event Duration: 1 hr 3 min

CORPORATE PARTICIPANTS

      Tom Scottino
      Tellabs — Sr. Manager — Investor Relations

      Krish Prabhu
      Tellabs — President, CEO

      Tim Wiggins
      Tellabs — Chief Financial Officer, Exec VP

CONFERENCE CALL PARTICIPANTS

      Alex Henderson
      Smith Barney — Analyst

      Tim (ph)
      Pacific Crest — Analyst

      Ehud Geldblum
      J.P.Morgan — Analyst

      George Notter
      Jefferies & Company — Analyst

      Chris Fine
      Goldman Sachs — Analyst

      Mark for Steve Levy
      Lehman Brothers — Analyst

      Andy Chopek (ph)
      Nutmeg Securities — Analyst

      Brett Kikowski (ph)
      Hidernon Investment Group — Analyst

      Jim Hilliard
      UBS — Analyst

      Simon Leopold
      Morgan Keegan — Analyst

      Fred Zehno (ph)
      Millenium Partners — Analyst

      Vivac Iyha (ph)
      Merrill Lynch — Analyst

      Eric Buck (ph)
      Janco Partners — Analyst

      S.T. Tellifergatta for Sam Sovah (ph)
      Quattro Global Capital — Analyst

PRESENTATION

Operator

        Ladies and gentlemen, thank you for standing by and welcome to the Tellabs investor relations conference call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question, press the one followed by the four on your phone.

As a reminder, this conference call is being recorded Wednesday, July 21st, 2004.

I would now like to turn the conference call over to Tom Scottino, Senior Manager of the Investor Relations for Tellabs. Please go ahead, sir.

      Tom Scottino — Tellabs — Sr. Manager — Investor Relations

        It’s Tom, Wayne, but that’s fine. Good morning, everyone. With me today are Tellabs President and CEO, Krish Prabhu, and Executive VP and CFO, Tim Wiggins. If you haven’t seen the news release we issued this morning, you can access it at Tellabs.com.

Before we begin, I will remind you certain statements made on the call today may be considered forward-looking. I direct you to the risk factors contained in today’s news release and in the reports filed by Tellabs with the Securities and Exchange Commission.

In addition, as we are in the process of acquiring AFC, I’m obliged to say that this communication is not a solicitation of a proxy from any security holder of Tellabs, Inc. or Advanced Fibre Communications, Inc.. Tellabs, Inc. has filed with the Securities and Exchange Commission a registration statement on form S-4, filed No. 333-116794 which contains a preliminary joint proxy statement prospectus.

Tellabs and AFC Inc. expect to mail a definitive joint proxy statement prospectus to their respective stockholders concerning the proposed merger of Advanced Fibre Communications, Inc. with a subsidiary of Tellabs, Inc.. We urge investors and security holders to read the definitive joint proxy statement prospectus and any other relevant documents to be filed with the SEC, because they will contain important information. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website at www.SEC.gov.

In addition, documents filed with the SEC by Tellabs, Inc. will be available free of charge from Investor Relations, 1415 West Diehl Road, Naperville, Illinois, 60563. Telephone 630-798-8800. Documents filed with the SEC by Advanced Fibre Communications, Inc. will be available free of charge from Advanced Fibre Communications Investor Relations at 1465 North McDowell Boulevard, Petaluma, California, 94954. Telephone 707-792-3500. And now, interest of certain persons in the merger, Tellabs, Inc. and Advanced Fibre Communications, Inc. and their respective directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. in connection with the merger.

The directors and executive officers of Tellabs, Inc. and Advanced Fibre Communications, Inc. have interest in the merger, some of which may differ from or may be in addition to those of the respective stockholders of Tellabs, Inc. and Advanced Fibre Communications, Inc. generally.

Those interests will be described in greater detail in a definitive joint proxy statement prospectus with respect to the merger which may include potential membership on the Tellabs Board of Directors, option and stock holding and indemnification.

Information about the directors and executive officers of Tellabs, lnc and their ownership of Tellabs stock is set forth in the proxy statement for Tellabs, Inc.‘s 2004 annual meetings of stockholders.

Information about the directors and executive officers of Advanced Fibre Communications, Inc. and their ownership of AFC stock is set forth in the proxy statement for Advanced Fibre Communications, Inc. 2004 annual meeting of stockholders. Investors may obtain additional information regarding the interest of the participants by reading the joint proxy statement prospectus .

Having said all that, I’ll turn the call over to Krish.

      Krish Prabhu — Tellabs — President, CEO

        Thank you, Tom. Good morning, everyone. I will give you a brief outline as to my perspective of the quarter and then Tim Wiggins will go into more detail.

Needless to say, we are very happy about the quarter. Not only the revenue growth, but the strong results of the bottom line and it’s a direct consequence of a multitude of things that we here at Tellabs have been doing for the past few quarters. Let me talk about the revenue first. Domestic revenue growth was very strong, driven largely by wireless.

International revenue growth had a slight increase in spite of us being very selective in pursuing the revenue opportunities that subscribe to our business model, and especially in areas where there is intense price wars, we have chosen a careful strategy to not get involved in pursuing some of these revenue opportunities.

On the domestic front, the wireless growth is directly correlated to the release of our feature pack 9 product, which we did a few quarters ago, so we have sequential quarter over quarter growth in terms of equivalent T1s shipped and I must also say this is a direct result of the good position our account teams, especially the wireless account teams have worked closely with our customers. I feel very confident in saying that our position with the wireless customers is a strategic one and as those networks evolve we will get a chance to play.

On the margin side, nearly three quarters into the outsourcing effort which we started late last year, announcing significant benefits. Tim Wiggins will expand up on that a little bit. We are now working the supply chain to make sure that it’s optimized, now that our margins are held the 58-59% and also we want to in sure that we have the flexibility in the supply chain if we do get some near term business, for which we didn’t have advanced visibility so that we will react quickly. So that’s the focus now in working with our outsourcing efforts.

On the operating expense side, operating expenses have been under check, trending down. As you know, in terms of sales we have a combination of direct sales and partnerships. We have initiated some partnership efforts, especially to give us more coverage in Asia. We are not prepared to talk about it, but at some point here in the near future, I expect that we will be in a position to announce at least one or two significant partnerships.

R&D effort is monitored closely. 40% of our R&D is spent on the development of data platforms, especially the 8800 MPLS IP switch router and the 8600 product optimized for providing managed data services to wire line and wireless customers. About 30% of our R&D spent on launching of new transport platforms, some FDH, some DW DM and multi service cross connect for smaller customers. 15% of R&D spent on maintenance of older products and 15% of R&D spent on targeted enhancements, one of which was the feature pack 9 that has given us the significant revenue in the wireless sectors in North America. Our data product opportunities continue to gain momentum.

As we mentioned last time, we have in excess of a 100 opportunities that they are pursuing. Some of these sales cycles are necessarily long. We have factored that in our revenue opportunities and revenue assumptions for the next few quarters. 80% of our data opportunities, field trials, technology trials, post office applications are with wire line customers. 15% are with wireless and the remaining with cable telephony operators. Let me say a word about the AFC acquisition. As you know, we announced a plan about AFC some time back. We continue to progress in the regulatory approvals. The hardest part for is now behind us and we expect to hear from the SEC fairly soon. We have good joint leadings with the AFC management team to pursue integration planning.

We are in touch with one another to understand and recognize the business parameters on both sides, transport for our case and access for their case, and we look forward to expeditiously closing the deal and integrating the two entities into a successful company.

With that, let me hand it over to Tim Wiggins and I’ll come back to answer any of your questions.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        Thanks, Krish. Good morning, everyone. Our second quarter results followed a developing pattern, higher revenue, higher margins and lower expenses combined to drive improved profitability. Total revenue for the quarter was 304 million, up 30% from the second quarter of 2003, up 15% sequentially, and better than our expectations.

I’m pleased to report that net income amounted to 50 million, or 12 cents a share on a GAAP basis. That compares to a net loss of 111 million, or 27 cents a share for the second quarter of last year. On the strength of these results, we generated 71 million of operating cash flow during the quarter versus 135 million in the second quarter of 2003, which, by the way, includes the impact of $158 million tax refund. What a difference a year makes.

The following discussion includes non-GAAP measures. A reconciliation of these non-GAAP results with our GAAP results is contained in the news release we issued this morning. We recorded a 4 million net of tax restructuring and other charges during the quarter. When you exclude the effect of these charges, operating income was 58 million in the quarter. That equates to 19% of revenue. Net income for the quarter also on a non-GAAP basis, amounted to 53 million or 13 cents a share.

Wireless carriers in North America continue to be an increasingly important part of the Tellabs story. On that strength, revenue from customers in North America grew to 70% of total revenue versus 61% in the year ago quarter. Revenue from customers in the Europe, Middle East and Africa, Latin America and Asia-pacific regions was flat year over year combined to contribute the remaining 30%. For the quarter, transport revenue increased to 161 million, up 74% from the second quarter of 2003.

For the fourth quarter in a row, strong demand from North American wireless carriers resulted in indeed increased revenue in the Tellabs 5500 wideband cross connect system. As a measure of the overall resiliency of the 5500 business, T1 equivalents increased sequentially for the third consecutive quarter to 1.8 million. That’s the highest quarterly total since the first quarter of 2001. By way of comparison, we shipped about 800,000 T1 equivalents in the second quarter of 2003.

For the quarter, sales of our manage access products at Tellabs’ 8100 manage access form and the 6300 next generation SDH platform, along with our Tellabs 2300 access platform for cable telephony services amounted to 76 million, about 10% below the year ago quarter, the overall revenue decline was driven primarily buy weaker demand for the circuit switch 2300 cable telephony platform. We continue to be selective as Krish mentioned, in international going after those deals where we can achieve respectable gross margins.

For the quarter, our voice quality enhancement products came in at 24 million, that’s about 36% higher than the year ago quarter. This product category includes both standalone echo cancellers and echo solutions designed to be integrated into voice switches. We address the IP MPLS opportunity with our broadband data products, the Tellabs 8800 multi service router and our 8600 managed edge service platform for Ethernet services. For the quarter, revenue for the 8800 platform amounted to 2 million.

As Krish mentioned, we’re looking at significant opportunities for our broadband data products and have multiple field trials for the 8800 and 8600 platforms in the works in all geographies. We recognized revenue from four customers during the quarter and shipped our first 8600 product to a customer this month. Revenue from services and solutions amounted to 41 million in the quarter, that’s 2 million better than the second quarter of 2003 and 9 million better than the first quarter.

Moving to the profitability aspects of our business, gross margins increased to 59%, up from 54% in the first quarter and 42% in the second quarter of 2003.

When I look at the sequential change, we gained a little more than two points of improvement from manufacturing efficiencies, and operating leverage, as we continue to see benefits from our outsourced manufacturing operations and cost control in our supply chain management. A little more than two points of improvement came from more favorable product mix largely within the 5500 family and around another point of improvement was driven by increased services, revenue and cost control.

Moving ahead, I expect gross margins for the third quarter to be in the mid to high 50s range, variability will likely be attributed to changes in product mix. Turning to operating expenses, actual operating expenses came in at 122 million. That compares with 124 million last quarter and 136 million in the year ago quarter. For the quarter, R&D expenses were down 1 million sequentially to 61 million. That amounts to 20% of sales. By way of comparison, R&D accounted for 32% of sales in the year ago quarter.

SG&A expenses were 57 million, 2 million below previous quarter. That equates to 19% of sales versus 25% in the second quarter of 2003. Intangible asset amortization which was flat with the first quarter of this year, accounted for the balance of spending. Looking ahead to the third quarter, we’re going to continue to hold the line on spending.

We are targeting flat to slightly down Op Ex and expect a flat to slightly down trend to continue into the fourth quarter. As I mentioned at the top, during the quarter we recorded restructuring and other charges of 4 million, which are split between the cost of goods sold line and operating expense line. Under the cost of goods sold line, we have 6 million in expenses associated primarily with the sale of our Bowling Brook facilities, which we completed during the quarter. That expense was partially offset by a 2 million credit on the Op Ex line for adjustments to prior accruals.

Operating income excluding the impact of these charges described above was 58 million positive in the quarter, or 19% of sales. That’s up from 7% in the first quarter. Other income was 5 million consistent with the first quarter and our tax expense for the quarter came in at 10.5 million, resulting in an effective tax rate of about 16.6%.

The tax rate for the quarter reflects a tax expense on income from international operations and the benefit of using net operating loss carry forwards to largely cover tax on income from domestic operations.

For the full year 2004, we expect the tax rate to be below 20%, based on the strong activity we see in North America. Although this rate may fluctuate on a quarter to quarter and full year basis, due to fluctuations in the relationship between domestic and foreign earnings.

Turning to the balance sheet, day sales outstanding was 54 days, down 10 days sequentially due primarily to improved linearity throughout the quarter. This achievement is notable and well below our target range.

Inventory turns dropped slightly to 10.1 times versus 11.6 in Q1 and inventory in terms of dollars totalled 56 million, up from the previous quarter. Cash flow from operations was positive 71 million and Cap Ex during the quarter came in at 11. At the end of the quarter, our cash and investments balance increased to $1 billion,242 million, up 62 million from the first quarter. Actual shares outstanding was approximately 416 million at the end of the quarter. The build during the quarter was slightly below one.

Looking to the third quarter and taking the backlog into consideration along with other internal indicators, we expect third quarter revenue to be up over third quarter of 2003 in a range between 20 and 25%.

At this point, we’ll open the floor up to your questions. Wayne, we’re ready for the first question.

QUESTION AND ANSWER

Operator

        Thank you. Ladies and gentlemen, if you would like to register a question, please press the one followed by the four on your telephone.

You’ll hear a three-tone prompt to acknowledge your request. If you are using a speaker phone, please lift the hand set before sending your request. One moment please and we’ll take the first question. The first question comes from the line of Alex Henderson with Smith Barney. Please go ahead with your question.

      Alex Henderson — Smith Barney — Analyst

    Thanks.        The question is predominantly relative to the AFC situation. Clearly there has been a pretty significant shift in their business model as they are seeing a dramatic acceleration in the fiber to the prem acceptance and order ramp, but they are also seeing as a result of that, a sharp hesitation in the acceptance and purchasing of the digital loop carrier product, which is their mature cash cow product line.

Can you talk a little bit about how you view the relative importance of those businesses relative to the decision to purchase the company? I realize you don’t want to get into a discussion about, you know, what conditions you might be looking at to break a deal or whether you’re happy on the deal. I’m assuming you’re going to say the party line there, but can you talk a little bit about the relative importance of the fiber to the prem in your purchasing decision versus the more mature product line.

      Krish Prabhu — Tellabs — President, CEO

        Alex, this is Krish. You do agree we have a good quarter?

      Alex Henderson — Smith Barney — Analyst

        Oh, you had a fabulous quarter. Congratulations. I didn’t think I needed to ask any questions on that because it was so clear.

      Krish Prabhu — Tellabs — President, CEO

      Yeah, yeah, that's what I thought. I thought no question meant you concur we had a good quarter. Okay. Let me talk a little bit about AFC.

First of all, we have had several discussions with AFC before we announced the deal. After we announced the deal and we continued to stay close to them. The deal in my opinion, and this is what me and myself and the management team took to our board was really a strategic deal. We see our primary customers balance their Cap Ex investments between transport and access.

We also see over the next four or five years on the transport side, these customers will do a transition to MPLS, which is covered by our investment in data products, plus they will do a major upgrade of their access network because they do have to compete and they compete by, with the help of the tether they have to their customers, which is really the access network. So we think the shift to FTTP is indeed strategically the reason why we believe indeed investing in this acquisition and why we believe we will be a better company combined with AFC. Now, like all major shifts, there are startup issues that impact top line, impact bottom line, but one needs to work through them, one needs to A: be aware of what the impact is and, B: work through them.

From my standpoint, the deal still makes strategic sense. If anything, the last two quarters have indicated that our customers are now ready for this transition.

We believe that the transition actually positions us much better because of the relative positioning of the AFC’s FTTP products in our core customers. Our customers have validated that.

The Tellabs-AFC deal is a very good deal in their opinion and so I’m really looking forward to closing this deal and working the blocking and the tackling issues so that we can accelerate this transition and get this transition to conform to our long-term business model of reasonably to high gross margins and the consequently high operating margins.

      Alex Henderson — Smith Barney — Analyst

        So is it reasonable to say that the value of the company in your eyes is more skewed to the value of the fiber to the prem business than it is to the older products and a shift to fiber to the prem at a more rapid pace would increase your perceived value?

      Krish Prabhu — Tellabs — President, CEO

    No.        I — we — valuation, as you know, is a multi dimensional thing so it’s not just the products and the technology, but the strength of the suppliers in their core customers, the relative position of the supplier compared to competition. There is a multitude of factors that we put in it when we valued the deal. I think on balance, the value of the deal is fair, but I am encouraged that our customers are endorsing the transition to FTTP.

      Alex Henderson — Smith Barney — Analyst

        One last question on the same line. The comment about potentially being in breach of contract that was made by AFC on their call last night, are you concerned about that language and had you had a conversation with them about that language?

      Krish Prabhu — Tellabs — President, CEO

        Well, I prefer not to comment other than to say that we are in close contact with AFC management, John Schofield and myself and we are also in contact with the customers and we understand what John was saying. And we certainly factor that into our consideration as we look to close the merger and create one strong company.

      Alex Henderson — Smith Barney — Analyst

    Great.        Thank you.

Operator

        Next question comes from the line of Tim Hovenspeck from Pacific Crest. Please go ahead with your question.

      Tim — Pacific Crest — Analyst

        Thank you. My question’s really around the long-term margin. At the analyst day you talked about target gross margin of 50% and operating income of 15-20. Obviously a very, very strong quarter from the margin perspective.

Does this change your long-term expectations in terms of the target model at all, kind of the near-term results and the progress you’ve made in profitability, et cetera?

      Krish Prabhu — Tellabs — President, CEO

        Yeah, Tim. Understanding the transport business, I would say, you know, it’s very good and we are accelerating towards our target model and maybe could even perform better, but when we do look at access and when we do look at integrating AFC and the transition to FTTP, which had its startup costs, especially on the customer prem side with the ONT equipment, I would say that we would have to factor all that in. For the time being for the stand alone transport business, I feel comfortable that we are making good progress towards the targets we gave you. Tim, do you have anything else?

      Tim — Pacific Crest — Analyst

        I think that’s right.

      Krish Prabhu — Tellabs — President, CEO

      Thank you.

Operator

        The next question comes from the line of Ehud Geldblum from J.P. Morgan. Please go ahead with your question.

      Ehud Geldblum — J.P.Morgan — Analyst

        Hi, thank you very much. Good morning.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

       Good morning.

      Ehud Geldblum — J.P.Morgan — Analyst

        My question is on the strength of the 5500 sales and the bounce back in Europe in managed access. Clearly we’ve seen in North America wireless number portability at the end of the year, had a lot to do with first Verizon and seems like a lot of other carriers trying to bulk up on their own coverage so they could fight the wireless number portability battle well. I’m assuming that has a lot to do with what’s translating into strong 5500 sales for you.

How do you see that going forward? Are your customers saying that’s something they are going to continue doing for the next couple of years in that progress, or were these somewhat one time fixes on networks that probably weren’t as strong, and then if you can comment on a related issue as AT&T wireless and Cingular merge together, how do you see that impacting the strength in wireless right now giving you the boost in 5500’s?

      Krish Prabhu — Tellabs — President, CEO

        Yeah, you know, one of the factors of indeed number portability, but there is also an increase in use of minutes, there certainly is a consolidation of spectrum that you talked about brought by consolidation of carriers, plus trying to get better coverage and eventually the transition to more data-rich services on wireless networks.

My own prediction for whatever it’s worth, is that this is an indication that Tellabs does have a strategic position with North American wireless carriers, that these wireless carriers do have a significant business today, especially with the number of customers they serve and meeting the needs of those customers and that given that some of these networks have begun transitioning to data, we ought to be in a position to leverage our transport position successfully into a data position. That certainly is our game plan.

So looking forward now, is this a one quarter or two quarter bubble? Are we harvesting a legacy position? You know, as some of you have written up? I think from my perspective and being new to Tellabs, I think this is one of our nuggets.

We have a great strategic position in North American wireless carriers and we fully intend to be a major player as they evolve their networks.

      Ehud Geldblum — J.P.Morgan — Analyst

        Do you see that most of the strength over the last couple quarters has been from coverage or capacity? Can you tell the difference between — are you putting more, getting more T1‘s from the same base stations and towers or are you getting new T1’s from new towers?

      Krish Prabhu — Tellabs — President, CEO

        I would say it’s across the board. It’s across the board. We do not see one particular spike that’s driving it, and as Tim Wiggins pointed out, it’s three quarters in a row of sequential growth and it’s right on the heels of us introducing the feature pack 9 product. And the feature pack 9 doesn’t address a lot of issues related to capacity growth, transitioning and preparing for handling data services, and consolidating space requirements as they consolidate spectrum.

      Ehud Geldblum — J.P.Morgan — Analyst

    Okay.        If I could hit on data quickly, the 8800, was that within your expectation for what we are going to recognize this quarter, given that the number of trials and the development that you’re having with them, was that sort of — was it not quite on par with what you were expecting, but things got moved around a little bit because of just timing of trials?

      Krish Prabhu — Tellabs — President, CEO

        No, no, actually it was well within our expectations. First of all, our strategy on 8800 is work with a small number of big customers, unlike some of the other data players who is work with a large number of small customers, and so necessarily the sales cycle is long.

We believe that the early days of introducing a product like they the 8800 in major tier one wire line customers is going to be a lot like the early days of cross connects. It will take time to get these products in. We are very, very encouraged with the lab trials. We are very encouraged with the reports we are getting.

We hope to announce a couple of deals here soon, but that is largely decided by our customer as to when they feel comfortable, they are in a position to announce the results of their piece.

      Ehud Geldblum — J.P.Morgan — Analyst

    Okay.        Great. Thanks, Krish.

Operator

        Thank you. Next question comes from George Notter from the line of Jefferies and company. Please go ahead with your question.

      George Notter — Jefferies & Company — Analyst

    Hi.        Thanks very much. Wanted to ask about the 5500 business. You guys, I think at the analyst day showed some charts on T1 equivalent growth and, you know, I think we’re looking at numbers that look like 20 and 25% sequential growth and certainly that’s a huge number.

There are other companies in the industry that you could look at as also be ago bit of a proxy on T1 equivalent growth, via folks like AdTran and ADC. You know, one commentary is that those folks don’t seem to be seeing T1 equivalent growth that looks anything like the numbers you guys are seeing. Certainly those guys have businesses that are also quite exposed to the wireless space.

So I guess I’m trying to understand kind of the disconnect between the strength you guys are seeing in T1 equivalents and some of the other metrics we’re seeing in the industry? Is there something unique about your business that we should be thinking about? Thanks.

      Krish Prabhu — Tellabs — President, CEO

        Yeah, my sense is that if you normalize our growth for the wireless and you take the wireless out of consideration, we would be reflecting similar growths. I do know the companies you mentioned do have a broad position, but I think their wireless position is, does not compare in size with the kind of growth we are seeing in our wireless customers.

      George Notter — Jefferies & Company — Analyst

        But what percentage of the 5500 business right now is being driven by wireless versus wire line?

      Krish Prabhu — Tellabs — President, CEO

        Do you have an answer — what percentage of 5500 is wireless versus wire — let’s get back to that. We have the numbers. We just need to separate out the wire line and the wireless. Okay. We’ll come back to that before the end of this call.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        It’s very meaningful, George. We’ll get back to you with a number.

      George Notter — Jefferies & Company — Analyst

    Okay.        Thanks.

Operator

        Next question comes from the line of Brant Thompson from Goldman Sachs. Please go ahead with your question.

      Chris Fine — Goldman Sachs — Analyst

    Hi.        This is Chris Fine for Brant Thomson. I just wondered if you could give us a little bit more color on the international business both in terms of regions and products, kind of what you saw this quarter and looking forward into the rest of the year. Thank you.

      Krish Prabhu — Tellabs — President, CEO

    Yes.        Chris, let me give you a broad perspective. Internationally, our business is largely focused around two or three products. One is the managed access product. The other is the SDH product and the third is the voice quality enhancement and a very small position in cable telephony products, which as Tim Wiggins pointed out, in his summary because of the transition of cable telephony from circuit to packet, that product has had limited revenue opportunities. Our 8100 managed access product is very stable.

We did see some sequential growth.

We are now increasingly focusing our 6300 SDH effort, in bundling it with the 8100 just so we can maintain our profit margins because we offer a better value proposition than cutshort SDH pricing offered by some of the agent suppliers. So in Asian markets, we are being very select. In European markets where the 8100 is well launched, we have had better opportunities with our 6300. The voice quality enhancements, we have a fairly good position and that’s somewhat broad-based between, amongst wireless carriers both in Europe, as well as in Asia.

      Chris Fine — Goldman Sachs — Analyst

        Thank you very much. And just one follow-up. Do you — what do you see in terms of broadband opportunity internationally? Is that part of the mix? Is that part of the current set of trials? And then, Thank you.

      Krish Prabhu — Tellabs — President, CEO

        Oh, yes, absolutely. I think broadband opportunities with tier ones in Europe, with tier twos where we are well positioned with our 8100 product, we certainly expect to transition some of those 8100 networks to 8600’s.

The 8600 is more optimized for IP MPLS services, and in Asia, we have, we have talked seriously to some partners about representing us and in terms of our broadband product offering. So our partnership program, we have put a lot of effort in it in this quarter. We are not prepared yet to announce, but we hope we will be in a position to say something about it over the next quarter or so.

      Chris Fine — Goldman Sachs — Analyst

      Thank you very much, Krish.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        Let me tag on an answer, George, if you’re still listening. The answer to your question about the mix of wire line and wireless is it’s gone from about 50% in the first quarter to around 60% in the second quarter.

      Krish Prabhu — Tellabs — President, CEO

      60% wireless.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

      Yes, wireless.

      Chris Fine — Goldman Sachs — Analyst

      Thank you..

Operator

        The next question comes from the line of Steve Levy from Lehman Brothers. Please go ahead with your question.

      Mark for Steve Levy — Lehman Brothers — Analyst

    Hi.        Good morning, guys. It’s Mark for Steve.

Wanted to first of all just touch on the inventories, looks like they were up a little bit sequentially, looks like growth in the raw materials, some in the finished goods. Can you kind of talk to what is going on in the inventories line, please, and are you preparing for any shipments here early in 3Q?

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        Mark, it’s Tim. Nothing, as I dug into this thing, it’s just a series of kind of little moving pieces, had to do with timing of shipments and the like, but our shipments in terms of things that were nearly complete and weren’t shipped because of, you know, peculiarities with the contractor, customer was flat with the first quarter, so it’s, I think nothing that I could really put my finger on and mention any particular trend. I think just kind of working through our supply chain issues.

      Mark for Steve Levy — Lehman Brothers — Analyst

    Okay.        Great, and then second question, if I understand the guidance for the gross margins, it’s roughly flattish, maybe down a little bit.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        I guess the question is, can you highlight kind of, what are the pressure points within your guidance and then how does that connect to the comment before about your roughly 75% gross, through the restructuring and how could that kind of help you going forward? Thank you. I’m not sure.

      Krish Prabhu — Tellabs — President, CEO

        We — that we said we had 75% through the restructuring. In fact, we are largely done through our restructuring but the comment about gross margin, Tim pointed out that — oh, okay.

Maybe you thought we did three quarters. Three quarters ago we launched an outsourcing effort towards the end of last year and in the fourth quarter last year we could not quite meet our delivery expectations because of the transition to an outsourced manufacturer, but the first two quarters of this year, we have not only managed to meet all of our delivery expectations, but we have also continued a trend on improving gross margins, and my comment earlier about three quarters was more a timing comment. But we are largely done through our restructuring now.

The gross margins have stabilized between mid-50s to high 50s. I think Tim Wiggins pointed out that based on mix, we may have some variability of one or two points, but that’s what we expect for the next quarter, and we have earlier on in our analyst day presentation, said that our long-term gross margins would be around 50% or better, and our operating expenses would be around 30% or less, giving us opportunity to deliver 20% in terms of operating margins, and I think Tim Wiggins pointed out that we are approaching at least in terms of with higher gross margins, and a slightly higher operating expense, we are approaching 20% operating margin for this quarter.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        Marcus, let me give you a little color on a couple things. One is a cost control remains an important part of our margin improvement story. Couple areas that contributed significantly in this quarter would be in our service revenue where our costs were, you know, flat to slightly down and the revenues were up significantly, producing, you know, big improvement in gross margin there. So we continue to look at that segment of our business.

Also, I mentioned some of the control and the costs of our internal supply chain. We have operating leverage as our revenues go up. Having said those things, couple other quick thoughts.

One is that there is some products in our portfolio that have below average margins that we look potentially to be shipping in the second half of the year, which would impact those margins downward. We’ve talked about that for a couple of quarters and we just simply haven’t, haven’t seen that.

Then lastly, on the restructuring, just since you brought it up, you know, in terms of costs, we’re largely through the efforts that we’ve put in place in terms of the trailing costs, but as we look forward to integrating AFC and look at the portfolio of Tellabs products and the R&D spend and particularly look at the growth opportunities of the transport versus access.

When we have a combined portfolio, what that causes us to do is rethink and we’re looking hard at those investments and looking at, you know, do we want to have the same emphasis post combined company that we have today, and it’s possible that if we make some determinations, it may have an impact on carrying values of some of those things going forward. Certainly at this point, nothing firm, but it’s something we wanted you to be aware of that we’re thinking about.

      Mark for Steve Levy — Lehman Brothers — Analyst

        If you could just — well, maybe just quickly elaborate when you say changing carrying values, is there anything you could elaborate on with that specific detail?

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        Well, I think as we look at the investments in these products and, you know, whether we’ll have the same focus going forward that we have today and same investment profile, do we want to continue with the, the same program we’ve had in the combined company, I think the answer is we may be focusing on more growth in the access space.

So, you know, it really brings into question how we’re structured and the cost of some of the, and carrying values, of some of those assets.

      Mark for Steve Levy — Lehman Brothers — Analyst

        That’s very consistent with what you said before. Thanks again.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

      Yeah, thanks.

Operator

        The next question comes from the line of Andy Chopek from Nutmeg Securities. Please go ahead with your question.

      Andy Chopek — Nutmeg Securities — Analyst

        Thank you and good morning. Congratulations on the continued recovery in the business. Couple of my questions really were touched upon, so I’m just going ask very quickly, Tim, what is the specific accrued restructuring reserves that are shown in the balance sheet, that’s kind of split between restructuring and other charges?

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

    Yes.        Andy, we have, in round numbers, I don’t have my finger on it, there is roughly 60-65 million of combined restructuring reserve left.

      Andy Chopek — Nutmeg Securities — Analyst

        I’m sorry, would you repeat that.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        Yeah, I think it’s about $65 million. When you look at the short-term and the long-term piece and add them together.

      Andy Chopek — Nutmeg Securities — Analyst

        Of accrued restructuring — specifically.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        Yeah, and what’s in there, Andy, is about 50 million of those accruals relate to our real estate portfolio where we have facilities that, for example, we built a building in the Boston area where we’ve sub leased it below what our cost was for developers. So there is about 50 million related to those excess real estate activities that will be paid out over, gosh, you know, four or five years.

The balance around 10 million relates give or take, to vendor liabilities for access purchase commitments, which is down significantly. This number, by the way, Andy, was, you know, $120 million just several quarters ago.

      Andy Chopek — Nutmeg Securities — Analyst

    Right.        Also, Tim, I was distracted momentarily. Would you repeat the guidance you gave concerning revenue, I believe, for the September quarter. You gave a percentage I believe.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        Yeah, we see that revenue being up 20-25% over Q3 of last year.

      Andy Chopek — Nutmeg Securities — Analyst

      Thank you.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

      You’re welcome.

      Krish Prabhu — Tellabs — President, CEO

        This, — just to clarify because I know you guys have long memories, we track our business year on year because of the seasonality driven by the budgeting cycle of our key customers, so we compare the current quarter with the same quarter last year. So it’s 20-25% growth over the same quarter last year and not sequential.

      Andy Chopek — Nutmeg Securities — Analyst

      Right.

Operator

        The next question comes from the line of Brett Kikowski from Hidernon Investment Group. Please go ahead with your question.

      Brett Kikowski — Hidernon Investment Group — Analyst

        Great quarter. I just had a quick question on the AFCI. Either we’re a little concerned with their breach language we’ve been talking about, you know, the Verizon and the FTTP.

Are you very comfortable with, you know, that Verizon’s going to continue to use them going forward and if the relationship were to deteriorate between now and the close, do you have any desire or flexibility to change the terms of the transaction?

      Krish Prabhu — Tellabs — President, CEO

        You know, I can’t speculate on what’s going to happen between now and close, and at all times, it’s my responsibility, as well as our team’s, to do the best for our shareholders. Let me put that part of the question aside, but we are in close touch with both the customer, at least to the extent that we can talk about it to our customers, including Verizon, as well as AFC.

I must emphasize we are aware of all the developments that are happening and we will continue to monitor the situation. Again, I want to strongly emphasize this is a strategic deal. We have the vision that our customer will transition their access network to FTTP and that AFC has a very strong position, which we as a combined company could exploit much better than AFC on their own.

      Brett Kikowski — Hidernon Investment Group — Analyst

        Thank you very much.

Operator

        The next question comes from the line of Nikos Theodosopoulos from UBS. Please go ahead with your question.

      Jim Hilliard — UBS — Analyst

    Hi.        This is actually Jim Hilliard for Nikos. Curious, given your data networking sales for the first half of the year, are you still comfortable with the $30 million guidance you gave for this business?

      Krish Prabhu — Tellabs — President, CEO

        For the year, you mean for the overall year?

      Jim Hilliard — UBS — Analyst

      Yes.

      Krish Prabhu — Tellabs — President, CEO

    Yes.        We feel, we feel fairly comfortable. We may have to reassess that at the end of the next quarter because then we would have only one quarters runway, but at this point in time we feel fairly comfortable.

Again, these sales are of two types. One is the 8600 product, which we just shipped, so it’s really going have only half a year sales, but that product has a much shorter sales cycle because it basically does a lot of what the 8100 product does and more, so it’s a transition from current managed networks to future networks.

The 8800 is a longer sales cycle, but we do have some deployments with key customers that are seeing some traffic growth. So as a combination of all of that, plus the activity that’s happening in new customer acceptance, at this point in time, we feel comfortable about the 30 million number.

      Jim Hilliard — UBS — Analyst

        Also, just to touch on the guidance question again it, seems like you’re guiding the third quarter sales slightly down on a sequential basis. I guess if you could just talk about how you arrived at this outlook, it seems like you’re seeing some ongoing strength in transport. Verizon should begin rolling out their TO which should drive T1 demand and also there could be some ramp in data network. Just curious how you arrived at that guidance.

      Krish Prabhu — Tellabs — President, CEO

        Well, you know, we’ve got a two quarter trend, at least since I’ve been here, about being a bit conservative. We said that openly. We’ll tell you the good, the bad and the ugly, and we, we have our own internal targets.

We want to tell you with some certainty as to what we can deliver and if you deliver better, that’s great, but, again, we cannot predict the external environment to the degree of comfort we would like to.

There are initiatives that you mention at Verizon wireless and others that can give us more opportunities in our sales and accounts teams that are well plugged in, but at this point we feel comfortable in saying yes, sequentially it will be flat and that will reflect a 20-25% growth year on year for the third quarter.

      Jim Hilliard — UBS — Analyst

    Okay.        Thanks. One last question, were there any 10% customers during the quarter?

      Krish Prabhu — Tellabs — President, CEO

      One 10% customer.

      Jim Hilliard — UBS — Analyst

    Okay.        Thank you.

Operator

        The next question comes from the line of Simon Leopold from Morgan Keegan. Please go ahead with your question.

      Simon Leopold — Morgan Keegan — Analyst

        Yes, thank you. I wanted to see if Tim could revisit something he presented to us on the analyst day, specifically there was an earnings walk through that looked at the introduction of AFC, or the merger of AFC into Tellabs numbers. In that presentation, I recall a 13-cent pretax number for AFC and I think that was based on street expectations at the time.

Certainly I believe following last night’s earnings call from AFC that that number would be lower. If Tim could maybe run through an update on the impacts to post merger earnings for Tellabs based on that, and the second part of my question is looking a little bit more into the data networking trends and that product.

If we start thinking about where we’re going, obviously the sales cycles are a bit long and you’re still reiterating the guidance for the 30 million. If we could get a little bit of color of how we might look at that progressing, I think you mentioned, and I would like to confirm, four customers for revenue this quarter and if,was one of those customers an MSO, if you could talk a little bit about that. Thank you.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

    Okay.        Simon, good morning. Let me work with the question. The first part of the question, I’ll have Krish talk about the data side, but certainly we acknowledge your mathematical comparison.

One of the challenges we had on the analyst day and continue to have is that both AFC and Tellabs have limited visibility and don’t provide guidance into ‘05. So, you know, one of the things we tried to address on that analyst day was to talk about the synergy savings both revenue — synergy, the cost savings and the revenue synergies and frame that in a the discussion that made sense around street estimates.

We believe that this deal will be accretive, very accretive over time. Accretion is some measure of whether Tellabs is better off by putting these two companies together. I would acknowledge that, you know, the recent activity, you know, in the last day or two, make figuring out accretion dilution difficult because they are a moving set of targets.

Krish feels very strongly that this deal will be accretive and we still have as an objective making it accretive in ‘05. What that means is we’re going to have work harder arithmetically if, in fact, the street takes their numbers down and keeps mine flat or even potentially moves them up.

I would tell you that in our integration work with the AFC team, we’re into this process enough to know that the indications that we gave to the street on synergy, both revenue and costs, we said at the time we thought we could do better. Our indications so far have confirmed that, that we feel that that’s a proper direction. We haven’t really firmed up how much.

So we got a lot of work to do in terms of working the mechanics of the transaction and we’ll continue to do that, but in terms of answering exactly how you guys are going to remodel this and what happens to accretion/dilution is a little hard for us to do given the specifics of the deal.

      Simon Leopold — Morgan Keegan — Analyst

        Certainly I understand that, Tim. Just to maybe follow up, is it your read that the deal is potentially more dilutive than you would have thought six weeks ago?

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        Depends, really, Simon, on how we — you know, how the AFC business reacts or responds. You know, I think that we see the two major variables there, one turns on the OAM&P volumes and how many of those will actually get shipped, has a profound impact on their near term profitability, certainly their cost down efforts are important.

The other question is how does their core business do. I think those are developing areas that we just don’t know how exactly it’s going to play out in the third quarter and until we see some more of that, it’s difficult to answer.

      Krish Prabhu — Tellabs — President, CEO

    Okay.        Tim, let me address the second part of the question, Simon, that had to do with the data sales, 30 million going forward.

You know, in the context of strategic three to five year view of what’s happening at Tellabs and in the industry, the layer one business cross connects, which we were well positioned, especially in North America and with managed access outside North America is clearly transitioning to IP MPLS, which also is an avenue for transition for layer two businesses like ATM and frame, where Tellabs is not a player.

And the layer three business, router networks, which some of our data competitors are well positioned in, is increasingly also some of the services offered by router networks can be offered by an MPLS network. So clearly the IP MPLS play for us, is absolutely critical and that’s where 40% of our revenue is going.

But our approach has been work closely with select customers to understand their transition strategies, to develop our products, in some cases customize them so that the transitions are graceful and almost painless and in the process, be in a position to not only drive the transition, but benefit from the transition. So this takes time. It’s not going to happen in three months, six months. It’s going to happen over a course of one, two years and that’s our game plan for now.

So going forward, will the 30 million for this year translate into something more substantial next year? I certainly hope so. That’s our plan, but is it going to be 100 million, is it going to be 200 million? Too early to tell.

We will give you more color over the next two quarters as we understand what kind of traction we are having in understanding the transition strategies of our customers.

The second part of the question was one of these MSO, now we are working with MSO customers. I mentioned roughly 5% of the opportunities are with MSO customers. I am not at liberty to disclose whether we have received something from an MSO customer as part of our agreement with our customers. They reserve the right to announce when they want to announce and we respect that.

      Simon Leopold — Morgan Keegan — Analyst

        One quick follow-up, please. Within your transport product group, certainly you talked a lot about the strength of 5500 and I know you haven’t really wanted to talk so much about some of the other products in that group, the 6500, the NGX and the metro WDM product, but if you could give us a little bit more color on the group of non-5500 products, I would appreciate that. Thank you.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        Simon, we saw growth on a sequential basis and growth on a quarter on quarter basis in those products as a total.

      Simon Leopold — Morgan Keegan — Analyst

        Thank you very much.

Operator

        Next question comes from the line of Fred Zehno from Millenium Partners. Please go ahead with your question.

      Fred Zehno — Millenium Partners — Analyst

        All my questions have been answered. Thank you.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

      You’re welcome.

Operator

        Next question comes from the line of Vivac Reyha from Merrill Lynch. Please go ahead with your question.

      Vivac Iyha — Merrill Lynch — Analyst

        Yes, good morning. Couple of questions. First is leasing T1 circuits still remains somewhat of an expensive proposition for carriers, so, you know, that’s IVC then migrating from circuits to a more packet based infrastructure. How do you see that migration effecting their spending patterns on both the wireless and the wire line side?

Secondly, can you give us some sense of what do you expect, you know, take a long-term view, let’s take the next three to five years. What do you expect your top line growth to be with and without AFC

And number three, on the data side, just to dig a little bit more. You know, the contributions from the data side have not been commensurate with the R&D spending and I certainly understand this is a new area, but what is the inflection point and why are the carriers not making that leap to a contract stage from a more after testing stage?

Is it just that the technology migration and the decision to migrate towards a new infrastructure is taking longer than expected or what are the factors that are causing this delay between all the trials that we are hearing about versus when the revenue is going be expected? Thank you.

      Krish Prabhu — Tellabs — President, CEO

        Yeah, Vivac, the transition from T1 circuits to packets, everybody is clear about the direction. Nobody knows what the timetable is, this isn’t a new thing. This was postulated three to five years ago, and probably will still not be very clear three to five years from now. The network is so big, so diverse and has so many dimensions. Our strategy is very, very consistent with exploiting that transition.

So if you really look at our 8100 transitioning to 8600, the 5500 base with all the data enhancements we are doing for wireless and wire line, plus the launch of the new products, NGX and 7100 in particular with their data capabilities, and launching the 8800 as a companion products to all these transport products is is very, very consistent with being able to play a key role in the transition from circuits to packets. I can’t comment more on how quickly that will happen because there is a lot of factors that drive our customers’ decisions.

The three year to five-year view with and without AFC, with — we certainly believe that our customers will operate under some sort of Cap Ex constraints and will constantly juggle their Cap Ex between transforming their transport network, upgrading the transport network for capacity or enhancing their access network for broadband and with AFC, we certainly have a much better play than without AFC and that’s been our strategic reasoning for the AFC merger.

On the data side, customers are clearly very aware of what an MPLS transition gives to them. Those accounts where we have delivered product, the 8800 product, one in Asia and one in North America, which is now carrying traffic, we see significant traffic growth on those networks quarter on quarter. So we do expect those networks to take off and these customers benefit the full, take full benefit of the transition to MPLS.

In terms of the decisions to cap their ATM networks, frame networks and launch MPLS networks or to offer IP services, Ethernet services off of an MPLS network, I think they’ll take their time, and that’s why I want to caution you, and this is what we factored in our projections. It’s going to be a longer sales cycle than what we want.

      Vivac Iyha — Merrill Lynch — Analyst

        One quick follow-up Krish. The advanced fiber progress at Verizon, especially [Vendane] and another performance vanity of a million dollars this past quarter and then seeing delays and some component issues, have those things been surprises to you since you announced the acquisition, or were you aware of all those issues when you announced the acquisition?

      Krish Prabhu — Tellabs — President, CEO

        Well, you know, I don’t know, I don’t know about the other members of Tellabs, but I lived through all that when we launched the DSL four or five years ago, so it’s deja vu for me, so I’m not too worried about it.

      Vivac Iyha — Merrill Lynch — Analyst

        But were those surprises to you?

      Krish Prabhu — Tellabs — President, CEO

        No, they were not. We certainly have had very close interactions with AFC and it’s been open book on both sides and we’ve talked about the issues of launching a new technology on this scale. It was not a surprise to me.

      Vivac Iyha — Merrill Lynch — Analyst

    Okay.        Thank you.

Operator

        The next question comes from the line of Eric Beck from Janco Partners. Please go ahead with your question.

      Eric Buck — Janco Partners — Analyst

        Yes, good morning. It’s Eric Buck. My question is, I guess twofold. On the AFC, kind of run the calculations, what used to look like a break even on a pro forma basis is, you know, something on the order of 15% or more dilutive, depending on how much your numbers need to get increased. And you’ve been talking before about synergies in the 7-10% range. So that would be some pretty large synergies that you would have to generate to make up that difference. I’m just wondering, you know, what your confidence level is in that.

Then secondly on the services revenues, you had a very strong pickup from what was a relatively weak first quarter. Are we at the normalized level on the services business, or was there kind of a catch-up from some business that may have slipped out of the first?

      Krish Prabhu — Tellabs — President, CEO

        Let me take a crack and I’ll ask Tim to address those things too because he’s got more detail. On the services side, if you look at service component as, as a fraction of our total revenue, year on year it’s a little bit down as we work with certain — some service outsourcing, as we work with smaller partners in different regions. So the service revenue per se, year on year as a fraction of total revenue is going look a little bit different, but I think we are at probably the normal service revenue for the level of product business that we have.

On the AFC side, as far as accretion in 2005 is concerned, we are taking it as a strong objective. It was the basis on which we made a case to our board, so we have not only an obligation, but a duty to make it accretive, but as you point out and maybe because the transition to FTTP is going faster and the business has more OMPs than OMP’s in the early stages, I do believe the DSL component of their DLC business will cycle up and down quarter on quarter. And the core DLC business may, may be flattish or may be under attack. I don’t know.

But when we factor all that have in and get a better handle for what the business looks like for ‘05, we will take it as a serious objective to make it accretive and we will look at all our expenses across the board to see how we realize that accretion.

Our model going into the case that we made for our board was revenue synergies and very little proximities, now we have to take a look at both sides of the equation. Tim, do you want to add anything.

      Tim Wiggins — Tellabs — Chief Financial Officer, Exec VP

        I would just add that our confidence, Eric, on improving on the synergies that we said before is high.

      Tom Scottino — Tellabs — Sr. Manager — Investor Relations

        Wayne, this is Tom. We’re about the end of our allotted time here. Maybe we’ll take one more question and then we’ll shut this thing down.

Operator

        All right, sir. The next question comes from the line of Sam Subich from Quattro Global Capital. Please go ahead with your question.

      S.T. Tellifergatta for Sam Sovah — Quattro Global Capital — Analyst

        Yes, hi, it’s ST Tellifergatta for Sam Sovah. Can you comment generally on how things are going with the integration effort with AFCI and on a historical note, how would you characterize the relationship of Tellabs and AFCI?

      Krish Prabhu — Tellabs — President, CEO

        Very good on both fronts. Historically Tellabs and AFCI have known each other for a long time.

Tellabs was an early investor in AFC I and the integration activities, at least the planning activity, which is all we can do now before the companies get full approval from shareholders as well the regulatory bodies for closing, the planning activities have been going very well.

      S.T. Tellifergatta for Sam Sovah — Quattro Global Capital — Analyst

    Great.        Thank you.

      Krish Prabhu — Tellabs — President, CEO All right. Thanks, everyone. We sincerely appreciate your interest and your support of Tellabs. We will continue to do the very best at our end. Okay. Thank you.

Operator

        Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

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